

THE ANNE BEILER MOVIE

CALLED HIGHER STUDIO'S PRESENTS...

An Inspirational Faith Based Film on the Life of Anne Beiler, the Founder of Auntie Anne's Pretzels

calledhigherstudios.com   Franklin, TN       B2B   Entertainment   Film

Highlights

1 This is a Movie to celebrate faithful, Christian Women and the struggles they go through

2 Large Market: Faith driven consumers spend approximately $2 trillion dollars per year

3	Investment Returned Before Filming Begins: It is NOT dependent on the success of the film.
4	Anne founded the World's Largest Pretzel Franchise, Auntie Anne's Pretzels: 1950 stores 27 Countries
5	Our team has worked on over 50 films, some seen in theaters nationwide and on streaming platforms
6	Great Opportunity: Spread the Gospel while being a part of a Faith Based Movie

Our Team

 **Jason Brown** Founder & CEO

Jason Brown has produced feature films that have been distributed by Netflix & Walmart. Additionally, he founded a production company which helped to create over 300 hours of network television.

> Our goal is to spread the name of Christ through film and television. We've been given talents and the best way that we know how to use them is in the industry that we love, but we don't want to do it alone...that's where YOU come in. We want to do it as a community of believers and investors, together We Are the Called!

 **Anne Beiler** Film Consultant & Subject

Founder of Auntie Anne's Pretzels, Anne turned a humble market stand into a global franchise. Her entrepreneurial journey is a testament to perseverance and the belief that a simple, quality product can create a lasting impact.

 **Ash Greyson** Founder & Head of Advisory Board



Ash's marketing campaigns have played an integral part in the success of many films including God's Not Dead that produced over 60 million dollars in the box office and 2016: Obama's America, the second highest grossing film in its genre.



Phillip Glasser Producer & Advisory Board Member

As an actor, Phil worked with Spielberg as the voice of Fievel in "An American Tail". As a Producer, he's made films with MGM, Lionsgate, Dreamworks, & more. He has produced over 40 films, and worked with stars such as Edward Norton and Christopher Walken



Jennifer Lind Social Media Strategist

A seasoned media professional, Jennifer channels her passion and expertise in social media marketing, maintaining a strong brand presence, and fostering engagement with viral content that has reached well over 4.5 million people.

Pitch

A STORY THAT HAS TO BE TOLD: The Anne Beiler Project

This is a Story about one woman's journey to stay close to God, all while building the world's largest pretzel empire and keeping her marriage together. Before Anne Beiler founded Auntie Anne's Pretzels, her love and faith were tested by personal tragedy and trauma, including the loss of a child, leading to a journey of resilience, redemption, and enduring love.



Anne Beiler's
LIFE STORY

FOUNDER OF





THE PROBLEM:

Hollywood consistently tries to make content that audiences do not want to see. They have forgotten the most important people, YOU, the viewers... the consumers of the content. Executives sit in a room and devise marketing plans to get you to see films that they "believe" the world should see and celebrate, but together, we can develop movies that honor biblical values, all while entertaining at the highest level.









THE SOLUTION:

THE SOLUTION:

You can join millions of Christian fans who enjoy content that resonates with their values; and through this opportunity...you can become part of making a movie. The amazing story of Anne Beiler, the Founder of the internationally known, Auntie Anne's Pretzels, could possibly be the next big, faith based film and through this offering, YOU have a chance to not only be a part of it...but you could potentially make a return all while breathing life into this amazing project.

FAITH BASED & FOUNDER MOVIE COMPS:

* "The Founder", starring Michael Keaton, explored the rise of McDonald's, chronicling Ray Kroc's journey from a struggling salesman to the force behind the global fast-food empire. The film grossed over $24 million worldwide.



* "Joy," is the inspiring journey of the resilient entrepreneur Joy Mangano, inventor of the Miracle Mop. Starring Jennifer Lawrence, this film explored the pursuit of success amidst adversity, very similar to Anne's journey. "Joy" grossed impressive box office earnings worldwide

of over $100 Million Dollars.



We believe that a GREAT STORY + BIG BRAND IP can = SUCCESS!!!



ABOUT CALLED HIGHER STUDIOS:

Called Higher Studios is a crowdfunded Faith & Family Movie Studio owned by over 8000 Investors all over the world. WE, as a family, STAND Behind our movies! What sets us apart is our partnership with you, the fans. Together, we'll be the driving force in marketing and distributing our creations. Our last film was released in theaters across the nation! Many of our investors read their names in the credits On the Big Screen!



We're not a movie company... we're a movie community.

Real Called Higher Studios Investors

THE BUSINESS:

The faith-based genre allows us to create films for smaller budgets with the potential for significant returns. For example, "God's Not Dead" grossed approximately $60 million with a production budget of $2 million. While returns aren't guaranteed, the potential is definitely there.



"WHAT DO YOU BELIEVE?"

PURE FLIX PRESENTS

GOD'S NOT DEAD

$60,755,732

30x

$2,000,000

Production Budget

Gross Revenue

RECENT SUCCESS:

Our last family film, "Camp Hideout," ended up in over 800 theaters across the nation, it can be purchased on many platforms right now and should end up on Hulu in 2024! Because of the way this film's financing was structured, it was profitable for Called Higher Studios and our investors.





CAMP HIDEOUT
You Can't Hide When You're In Plain Sight
STAFF
Only In Theaters September 15th

CAMP HIDEOUT
★★★★★
This is a fun movie for both kids and parents that will leaving you all laughing. For me it brought back fond memories of my camp experiences as a kid. I highly recommend it for the entire family both young and old.
★★★★★
Great family comedy, reminded me of Home Alone but with an uplifting message. Funny camp scenes and Christopher Lloyd still entertains. Totally recommend for families.
★★★★★
Loved it! My boys laughed hard and enjoyed every second of not being concerned with the content. All positive, indeed!
★★★★★
Camp Hideout is a fun-filled wholesome movie that signals the joy of having good friends and helping others. It represents the best
STAFF
DEER RUN CAMP

perspective our youth needs today and will be well directed when they see movies like this.

USE OF FUNDS:

The funds raised in this offering will go towards development costs of the Film. This includes, but is not limited to, hiring great writers to turn Anne's books and life story into a powerful script, attaching actors or actresses to the project, and other Film related development costs.

WHY WE FEEL THIS INVESTMENT MAKES SENSE:

One important thing to note is this investment and the proposed 20% return, IS NOT dependent on the success of the film in the market. As long as the film's budget is financed, this investment will be paid back before we film the movie. We have a specific line item in the budget of the film to pay back this special class of investors **prior to filming**. * You can see a more detailed explanation in the Form C*

WE'RE ASKING YOU TO INVEST LIKE SO MANY OTHERS HAVE, SEE WHY THEY DID BELOW:



Because Jesus said, "Go ye into all the world and preach the gospel..." I can't physically go myself but a movie can reach the uttermost parts of the world!

Susan Massengale

Actual Investor[1]



It is worth the investment if only one person turns to Jesus through the films of Called Higher Studios.

Angie Swihart
Actual Investor[1]



I invested in Called Higher Studios, because GOD's word says, 'Where two or three are gathered in HIS name, HE is there in the midst of them!

Wesley Johnson
Actual Investor[1]

[1] - These testimonials may not be representative of the experiences of other customers. These testimonials are no guarantee of future performance or success. These investors were prior investors into Called Higher Studios, Inc and not the current offering of Revenue Participation of the Anne Beiler Project